FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 14 , 2003

PEREZ COMPANC S.A.

(formerly PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084) Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT		PAGE
A.	Attached hereto as Exhibit A Perez Companc S.A. (Buenos Aires: PC NYSE: PC), informs the resignation of the Directors of the Board and the appointment of the Chairman Rogério Manso da Costa Reis.	3

EXHIBIT A

Attached hereto as Exhibit A Perez Companc S.A. (Buenos Aires: PC NYSE: PC), informs the resignation of the Directors of the Board and the appointment of the Chairman Rogério Manso da Costa Reis..

PEREZ COMPANC S.A.

Buenos Aires, February 10, 2003

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175 - Ciudad de Bs.As.

Re.: Resignation of Directors / Appointment of Chairman

Dear Sirs:

This is to inform you that on February 7, 2003 the Company’s Board of Directors unanimously accepted the resignation of directors Antonio Luiz Silva de Menezes, Joao Pinheiro Nogueira Batista, Jose Coutinho Barbosa and Jorge Marques de Toledo Camargo and it was evidenced that such resignations do not affect the regular performance of the Board and were not fraudulent or submitted without due notice. The resignations above mentioned are based on the fact that the resigning directors’ new duties in the indirect controlling company, Petroleo Brasileiro S.A. PETROBRAS, do not include their performance in this Board.

In addition, on the date mentioned above Euclides Scalco, Roberto Monti and Rogério Manso da Costa Reis were appointed regular directors and Rogério Manso da Costa Reis was appointed Chairman.

These presents are subscribed by Antonello Tramonti, attorney, in his capacity as market relations representative in the absence of Jorge de la Rúa and Carlos Álvarez.

Best Regards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEREZ COMPANC S.A.

Date: 01/30/2003

By: _____________________ By:_____________________

Name: Jorge de la Rua Name: Daniel Casal

Title: Attorney Title: Attorney